SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31977; 812-14458]

Medallion Financial Corp.; Notice of Application

February 1, 2016

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicant, Medallion Financial Corp., requests an order approving a proposal to grant certain stock options to directors who are not also employees or officers of Applicant (the "Eligible Directors") under its 2015 Non-Employee Director Stock Option Plan (the "Director Plan").

Filing Dates: The application was filed on May 12, 2015, and amended on September 25, 2015 and January 14, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 26, 2016, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, 437 Madison Avenue, 38th Floor, New York, New York, 10022.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Chief Counsel).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant, a Delaware corporation, is a business development company ("BDC") within the meaning of section 2(a)(48) of the Act.[1] Applicant is a specialty finance company that has a leading position in originating, acquiring and servicing loans that finance taxicab medallions and various types of commercial businesses. Applicant operates its businesses through four wholly-owned subsidiaries, Medallion Funding LLC, Medallion Capital, Inc., Freshstart Venture Capital Corp., and Medallion Bank.[2] Applicant is managed by its executive officers under the supervision of its board of directors ("Board"). Applicant's investment decisions are made by its executive officers under authority delegated by the Board. Applicant does not have an external investment

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   Applicant also conducts business through its asset-based lending division, Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables.

adviser within the meaning of section 2(a)(20) of the Act. Applicant's common stock is

listed on the NASDAQ Global Select Market.

2.	Applicant requests an order under section 61(a)(3)(B) of the Act

approving its proposal to grant certain stock options under the Director Plan to its

Eligible Directors.[3] Applicant has an eight member Board, six of whom are Eligible

Directors. Five of the six Eligible Directors on the Board are not "interested persons" (as

defined in section 2(a)(19) of the Act) of Applicant. The Board approved the Director

Plan at a meeting held on March 12, 2015, and Applicant's stockholders approved the

Director Plan at the annual meeting of stockholders held on June 5, 2015. The Director

Plan will become effective on the date on which the Commission issues an order on the

application (the "Order Date").[4]

3.	Applicant's Eligible Directors currently are eligible to receive stock

options under the 2006 Amended Director Plan and will be eligible to receive options

under the Director Plan on the Order Date. Under the Director Plan, a maximum of

300,000 shares of Applicant's common stock, in the aggregate, may be issued to Eligible

Directors and there is no limit on the number of shares of Applicant's common stock that

may be issued to any one Eligible Director. The Director Plan provides for automatic

grants of stock options to Eligible Directors. At each annual meeting of Applicant's

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[3]	The Eligible Directors receive a $39,655 per year retainer payment, $3,965 for each Board meeting attended, $1,130 for each telephonic Board meeting, from $1,700 to $3,965 for each committee meeting attended, and reimbursement for related expenses.

[4]	Applicant previously obtained similar relief for its Amended and Restated 1996 Non-Employee Director Stock Option Plan (the "1996 Director Plan"), the 2006 Non-Employee Director Stock Option Plan (the "2006 Director Plan"), and the First Amended and Restated 2006 Non-Employee Director Stock Option Plan (the "2006 Amended Director Plan").

stockholders after the Order Date, each Eligible Director elected or re-elected at such

meeting to a three-year term will automatically be granted an option to purchase 12,000

shares of Applicant's common stock. Upon the election, reelection or appointment of an

Eligible Director to the Board other than at the annual stockholders' meeting, that

Eligible Director will be granted an option to purchase that number of shares of common

stock determined by multiplying 12,000 by a fraction, the numerator of which is equal to

the number of whole months remaining in the new director's term and the denominator of

which is 36. The options granted under the Director Plan will vest and become

exercisable with respect to one-third of the number of shares covered by such option on

each of the first three anniversaries of the date of the grant.

       4.   Under the terms of the Director Plan, the exercise price of an option will

be the "Fair Market Value" of Applicant's common stock, which is the closing price of the

common stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the

NASDAQ Global Select Market on the date of grant, or if no such market value exists, the

fair market value of a share of common stock as determined by the Board pursuant to a

reasonable method adopted in good faith for such purpose. Options granted under the

Director Plan will expire ten years from the date of grant and may not be transferred other

than by will or the laws of descent and distribution. Any Eligible Director holding

exercisable options under the Director Plan who ceases to be an Eligible Director for any

reason, other than permanent disability, death or removal for cause, may exercise the

rights the director had under the options on the date the director ceased to be an Eligible

Director for a period of up to three months following that date. No additional options held by the director will become exercisable after the three month period. In the event of removal of an Eligible Director for cause, all outstanding options held by such director shall terminate as of the date of the director's removal. Upon the permanent disability or death of an Eligible Director, those entitled to do so under the director's will or the laws of descent and distribution will have the right, at any time within twelve months after the date of permanent disability or death, to exercise in whole or in part any rights which were available to the director at the time of the director's permanent disability or death.

5.   Applicant's officers and employees, including employee directors, are currently eligible to receive options under Applicant's Amended and Restated 2006 Employee Stock Option Plan (the "2006 Employee Plan"), which replaced the Amended and Restated 1996 Stock Option Plan (the "1996 Employee Plan"), which expired on May 21, 2006. Applicant's employees are also eligible to receive grants of restricted stock under its 2009 Employee Restricted Stock Plan (the "2009 Restricted Stock Plan").[5] Eligible Directors are not eligible to receive restricted stock under the 2009 Restricted Stock Plan or stock options under the 2006 Employee Plan and are only eligible to receive stock options under the 2006 Amended Director Plan currently and under the Director Plan on the Order Date.

6.   Under the Director Plan, the 2015 Restricted Stock Plan, the 2009 Restricted Stock Plan, the 2006 Amended Director Plan and the 2006 Employee Plan, an

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[5]   The 2009 Restricted Stock Plan provides for the periodic grant of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) to employees. On February 13, 2015 the Board approved the 2015 Employee Restricted Stock Plan (the "2015 Restricted Stock Plan"), providing for the periodic grants of shares of restricted stock for its employees, which will become effective when approved by both Applicant's stockholders and the Commission.

aggregate of 2,545,909 shares of Applicant's common stock have been reserved for

issuance to Applicant's directors, officers and employees (300,000 shares are reserved

for issuance under the Director Plan, 700,000 shares are reserved for issuance under the

2015 Restricted Stock Plan, 545,909 shares are reserved for issuance under the 2009

Restricted Stock Plan, [6] 200,000 shares are reserved for issuance under the 2006

Amended Director Plan, and 800,000 shares are reserved for issuance under the 2006

Employee Plan). Applicant has no restricted stock, warrants, options or rights to purchase

its outstanding voting securities other than those granted or to be granted to its directors,

officers and employees pursuant to the 2015 Restricted Stock Plan, the 2009 Restricted

Stock Plan, the Director Plan, the 2006 Amended Director Plan, the 2006 Employee Plan

and the 1996 Employee Plan. [7]

7.   The amount of voting securities of Applicant that would, on the Order

Date, result from the grant of all restricted stock issued or issuable under the 2009

Restricted Stock Plan and 2015 Restricted Stock Plan is 1,245,909 shares; from the

exercise of all options issued or issuable to Applicant's directors under the Director Plan

is 300,000 shares; from the exercise of all options issued or issuable to Applicant's

directors under the 2006 Amended Director Plan is 153,000 shares; from the exercise of

all options issued or issuable to Applicant's officers and employees under the 2006

Employee Plan is 422,520 shares; and from the exercise of all options issued or issuable

to Applicant's officers and employees under the 1996 Employee Plan is 58,442 shares,

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[6]   Under the 2009 Restricted Stock Plan, 800,000 shares were initially reserved for issuance, but as of June 11, 2015, no future issuances of grants are permitted under the 2009 Restricted Stock Plan.

[7]   No options remain issued, issuable or exercisable under the 1996 Director Plan or the 2006 Director Plan.

which totals approximately 5.12%, 1.23%, 0.63%, 1.74%, and 0.24%, respectively, of the

24,346,693 shares of Applicant's common stock outstanding on December 31, 2015.

This totals 2,179,871 shares in the aggregate, or approximately 8.95% of the 24,346,693

shares of Applicant's common stock outstanding on December 31, 2015.

Applicant's Legal Analysis:

  1. Section 63(3) of the Act permits a BDC to sell its common stock at a price

below current net asset value upon the exercise of any option issued in accordance with

section 61(a)(3). Section 61(a)(3)(B) of the Act provides, in pertinent part, that a BDC

may issue to its non-employee directors options to purchase its voting securities pursuant

to an executive compensation plan, provided that: (a) the options expire by their terms

within ten years; (b) the exercise price of the options is not less than the current market

value of the underlying securities at the date of the issuance of the options, or if no

market exists, the current net asset value of the voting securities; (c) the proposal to issue

the options is authorized by the BDC's shareholders, and is approved by order of the

Commission upon application; (d) the options are not transferable except for disposition

by gift, will or intestacy; (e) no investment adviser of the BDC receives any

compensation described in section 205(a)(1) of the Investment Advisers Act of 1940,

except to the extent permitted by paragraph (b)(1) or (b)(2) of that section; and (f) the

BDC does not have a profit-sharing plan as described in section 57(n) of the Act.

  2. In addition, section 61(a)(3) provides that the amount of the BDC's voting

securities that would result from the exercise of all outstanding warrants, options, and

rights at the time of issuance may not exceed 25% of the BDC's outstanding voting

securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to the BDC's directors, officers, and employees pursuant to any executive compensation plan would exceed 15% of the BDC's outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance will not exceed 20% of the outstanding voting securities of the BDC.

3.   Applicant represents that its proposal to grant certain stock options to Eligible Directors under the Director Plan meets all the requirements of section 61(a)(3) of the Act. Applicant states that the Board is actively involved in the oversight of Applicant's affairs and that it relies extensively on the judgment and experience of its Board. In addition to their duties as Board members generally, Applicant states that the Eligible Directors provide guidance and advice on financial and operational issues, credit and loan policies, asset valuation and strategic direction, as well as serving on committees. Applicant believes that the availability of options under the Director Plan will provide significant at-risk incentives to Eligible Directors to remain on the Board and devote their best efforts to ensure Applicant's success. Applicant states that the options will provide a means for the Eligible Directors to increase their ownership interests in Applicant, thereby ensuring close alignment of their interests with those of Applicant and its stockholders. Applicant asserts that by providing incentives such as options, Applicant will be better able to maintain continuity in the Board's membership and to attract and retain the highly experienced, successful and motivated business and professional people who are critical to Applicant's success as a BDC.

4.   As noted above, Applicant states that the amount of voting securities that would on the Order Date result from the grant of all restricted stock issued or issuable

under the 2009 Restricted Stock Plan and 2015 Restricted Stock Plan and the exercise of all outstanding options issued or issuable to the directors, officers, and employees under the Director Plan, 2006 Amended Director Plan, the 2006 Employee Plan and the 1996 Employee Plan would be 2,179,871 shares of Applicant's common stock, or approximately 8.95% of Applicant's shares of common stock outstanding on December 31, 2015, which is below the percentage limitations in the Act. Applicant asserts that, given the relatively small amount of common stock issuable to Eligible Directors upon their exercise of options under the Director Plan, the exercise of such options would not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of Applicant's common stock.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary